EXHIBIT D-5


                         UNITED STATES OF AMERICA
                                BEFORE THE
                   FEDERAL ENERGY REGULATORY COMMISSION




NEW YORK STATE ELECTRIC &      )
  GAS CORPORATION              )    Docket No. EC97- __________
                               )




                        APPLICATION FOR COMMISSION
                   APPROVAL OF CORPORATE REORGANIZATION





















Sam Behrends, IV, Esq.             Stuart A. Caplan, Esq.
Bruce W. Neely, Esq.               Taras G. Borkowsky, Esq.
LeBoeuf, Lamb, Greene              Huber Lawrence & Abell
  & MacRae, L.L.P.                 605 Third Avenue
1875 Connecticut Avenue, N.W.      New York, New York  10158
Washington, D.C.  20009            Telephone:  (212) 682-6200
Telephone:  (202) 986-8000         Counsel for New York State
                                     Electric & Gas Corporation


August 29, 1997

                             TABLE OF CONTENTS

                                                             Page

I.   INTRODUCTION . . . . . . . . . . . . . . . . . . . . .     1

II.  BACKGROUND . . . . . . . . . . . . . . . . . . . . . .     4

III. PROPOSED REORGANIZATION. . . . . . . . . . . . . . . .     6

IV.  TRANSFER OF POWER SALES AGREEMENTS AND TARIFF. . . . .     7

V.   PUBLIC INTEREST STANDARDS. . . . . . . . . . . . . . .    13

          A.   THE PROPOSED RESTRUCTURING WILL NOT HAVE
               AN ADVERSE EFFECT ON COMPETITION . . . . . .    17

          B.   THE PROPOSED RESTRUCTURING WILL NOT
               ADVERSELY AFFECT RATE LEVELS . . . . . . . .    22

          C.   THE PROPOSED RESTRUCTURING WILL NOT
               IMPAIR THE EFFECTIVENESS OF STATE OR
               FEDERAL REGULATION . . . . . . . . . . . . .    25

VI.  SUPPORTING INFORMATION . . . . . . . . . . . . . . . .    27

                                APPENDICES

          APPENDIX A     -    DIAGRAMS OF CORPORATE STRUCTURE
                              PRIOR TO AND AFTER THE PROPOSED
                              REORGANIZATION

          APPENDIX B     -    LIST OF POWER TARIFF CUSTOMERS WITH
                              CORRESPONDING RATE SCHEDULE
                              DESIGNATIONS

          APPENDIX C     -    LIST OF CUSTOMERS NOT UNDER THE
                              TARIFF WITH CORRESPONDING RATE
                              SCHEDULE DESIGNATIONS

          APPENDIX D     -    DESCRIPTION OF FRANCHISE
                              TERRITORIES

          APPENDIX E     -    FORM OF FEDERAL REGISTER NOTICE

                                 EXHIBITS

          EXHIBIT A      -    Resolutions of the Board of
                              Directors.

          EXHIBIT B      -    A statement of the measure of
          control or ownership exercised by
                              or over each party to the
                              transaction as to any public
                              utiity, or bank, trust company,
                              banking association, or firm that
                              is authorized by law to underwrite
                              or participate in the marketing of
                              securities of a public utility, or
                              any company supplying electric
                              equipment to such party, and the
                              extent of any intercorporate
                              relationships.

          EXHIBIT C      -    Balance sheets and supporting plant
          schedules for the 12-month period
                              ended December 31, 1996 on an
                              actual basis in the form prescribed
                              for Statements A and B of the FERC
                              Annual Report Form No. 1 and pro
                              forma balance sheets.

          EXHIBIT D      -    A statement of all known contingent
          liabilities except minor items such
                              as damage claims and similar items
                              involving relatively small amounts.

          EXHIBIT E      -    Income statements for the 12-month
          period ended December 31, 1996 on
                              an actual basis in the form
                              prescribed for Statement C of the
                              FERC Annual Report Form No. 1 and
                              pro forma income statements.

          EXHIBIT F      -    An analysis of retained earnings
          for the period covered by the
                              income statements referred to in
                              Exhibit E and pro forma retained
                              earnings statements.

          EXHIBIT G      -    Copy of Petition filed with the New
          York Public Service Commission on
                              December 19, 1996, the Statement of
                              Principles and the Settlement
                              Agreement.

          EXHIBIT H      -    Draft of the Agreement and Plan of
                              Exchange between NYSEG and HoldCo.

          EXHIBIT I      -    A map showing NYSEG's properties
          and interconnections and the
                              principal cities of the area
                              served.

                         UNITED STATES OF AMERICA
                                BEFORE THE
                   FEDERAL ENERGY REGULATORY COMMISSION

NEW YORK STATE ELECTRIC &     )
  GAS CORPORATION             )    Docket No. EC97-__________
                              )
                        APPLICATION FOR COMMISSION
                   APPROVAL OF CORPORATE REORGANIZATION

I.   INTRODUCTION
          Pursuant to Section 203 of the Federal Power Act ("FPA"){1} and Section 33 of the Federal Energy Regulatory Commission's ("FERC" or "Commission") regulations{2}, New York State Electric & Gas Corporation ("NYSEG" or "Applicant") hereby submits this Application for Commission Approval of Corporate Reorganization ("Application"). NYSEG seeks Section 203 authority to form a holding company to implement a comprehensive restructuring plan to satisfy electric industry restructuring goals established by the New York Public Service Commission ("NYPSC"). The plan agreed to by NYSEG and the NYPSC Staff includes the separation of NYSEG's coal-fired fuel generation facilities into a separate company, the auction of those assets to mitigate strandable costs and foster competition, and the expeditious implementation of a full retail access program. Granting the Application will help fulfill the Agreement regarding, among other things, NYSEG's corporate reorganization signed on July 28, 1997 by NYSEG and the NYPSC Staff, as further detailed in a proposed comprehensive Settlement Agreement reached on August 20, 1997. As further discussed below, NYSEG requests expedited treatment of the Application and requests that the Commission provide a thirty day notice period for comments.

          In this Application, NYSEG seeks the Commission's authorization to implement a corporate reorganization ("Reorganization") which will result in the creation of a holding company over NYSEG and its corporate subsidiaries, including its power marketing affiliate, XENERGY, Inc. ("XENERGY").{3} The creation of a holding company over a Commission-jurisdictional entity is deemed to result in a "disposition of facilities" under FPA Section 203 as that term has been interpreted by the Commission in various proceedings involving similar corporate reorganizations.{4}
____________
{1}  16 U.S.C. SS 824(b).
{2}  18 C.F.R. SS 33 (1996).
{3} The name of holding company has not yet been determined and for purposes of this application it is referred to as HoldCo.
{4} See, e.g., Pennsylvania Power & Light Company, 60 FERC P. 62,267 (Issued December 30, 1994); Commonwealth Edison Company, 68 FERC P. 62,049 (Issued July 15, 1994); Illinois Power Company, 67 FERC P. 61,136 (Issued May 3, 1994); Kentucky Utiities Company and Old Dominion Power Company, 47 FERC P. 61,271 (1989); and Central Vermont Public Service Corporation, 39 FERC P. 61,295
(1987).

          In addition, as part of the proposed Reorganization, NYSEG's coal-fired fuel generation facilities ("Generation Assets") will be transferred from NYSEG to a subsidiary or subsidiaries of HoldCo{5} (collectively referred to in this Application as "GenSub") as soon as practicable after obtaining the mortgage trustee's release. The Generation Assets consist of NYSEG's interests in its Kintigh, Homer City, Milliken, Goudey, Greenidge, Hickling and Jennison generation stations and certain associated assets and liabilities, as further described in Section f. of Article VI hereof. However, no Commission-jurisdictional transmission facilities are proposed to be transferred to GenSub. Such Generation Assets will be subject to an auction process in which third parties as well as GenSub may participate.{6} This Application also requests Commission approval pursuant to FPA Section 203 for the transfer of Commission-jurisdictional power sales contracts and a tariff from NYSEG to GenSub, as further described in Article IV hereof and Appendices B and C attached hereto.

          The proposed Reorganization is anticipated to be implemented as soon as practicable after a special meeting of stockholders currently expected to be held on or about January 15, 1998. To facilitate this rapid restructuring, NYSEG requests that the Commission proceed on an expedited basis, provide a thirty day period for comments and issue an order in this proceeding by December 15, 1997. A thirty day notice period is appropriate since this Application does not involve a merger or similar transaction.


II.  BACKGROUND

          NYSEG is a combination gas and electric utility engaged principally in the generation, transmission, distribution and sale of electric energy and the transportation, distribution of natural gas in parts of central, eastern and western New York. NYSEG provides electricity to more than 804,000 customers and natural gas to more than 235,000 customers. NYSEG's wholesale rates and services are regulated by the Commission and retail rates and services are regulated by the NYPSC. Both NYSEG and XENERGY have received authorization from the Commission, by Order dated June 9, 1997, to sell wholesale power at market-based rates.

          The proposed Reorganization is in response to the "Competitive Opportunities" proceeding instituted by the NYPSC in Case No. 94-E-0952, which addresses the future structure of the
____________
{5} GenSub may initially be a subsidiary of NYSEG and as part of the proposed Reorganization be transferred by NYSEG to HoldCo.

{6} Although it is not contemplated that GenSub will auction any Commission-jurisdictional assets, if it does, GenSub will file a subsequent FPA Section 203 application at a later time prior to the transfer.

electric utility industry in New York State. In NYPSC Opinion No. 96-12, issued May 20, 1996, the NYPSC required NYSEG to file a restructuring plan consistent with the NYPSC's policy and vision for increased competition. The restructuring plan was required to address, among other things, the structure of the utility, both in the short and long term, a schedule for the introduction of retail access and a rate plan to be effective for a significant portion of the transition.

          On September 27, 1996, NYSEG submitted to the NYPSC its rate and restructuring proposal, called NYSEGPlan, which contemplated the functional separation of NYSEG's generation business from its electric delivery business. Parties to the NYSEGPlan proceeding (Case No. 96-E-0891) including NYPSC Staff, expressed a preference for a structural separation of the generation business and on December 19, 1996, NYSEG filed a petition with the NYPSC pursuant to which NYSEG sought authority to form a holding company with a structural separation of designated NYSEG fossil generation assets from the PSC-regulated utility business. The NYPSC subsequently notified the company that the holding company petition would be addressed in the NYSEGPlan proceeding. Case 96-E-0891, Notice to the Parties (issued January 7, 1997).

          On July 28, 1997, NYSEG and the Staff of the NYPSC entered into a Joint Statement of Principles to Govern the Settlement Agreement ("Statement of Principles") which sets forth the terms and conditions of the proposed Reorganization. The Statement of Principles serves as the basis for a Settlement Agreement ("Settlement Agreement"), which is subject to PSC approval. On August 20, 1997, a copy of the Settlement Agreement was sent out jointly by NYSEG and the NYPSC Staff to all participants in the NYSEGPlan proceeding for their approval. NYSEG does not expect material modifications to be made to the Settlement Agreement by the NYPSC. Copies of NYSEG's December 19, 1996 Petition to the PSC, the Statement of Principles and the Settlement Agreement are attached hereto as Exhibits G-1, G-2 and G-3 respectively.

          The restructuring plan reflects years of careful negotiation in a multi-party collaborative process, fostered by the NYPSC itself, to create a fully competitive environment for the supply of electricity, at both wholesale and retail, to benefit customers throughout New York State. The structure proposed herein is the most effective means of maximizing competition, as part of a coordinated statewide effort under the direction of the NYPSC.


III.  PROPOSED REORGANIZATION

          The restructuring into a holding company structure will be accomplished through an exchange (the "Share Exchange") of each outstanding share of common stock of NYSEG for one share of common stock of HoldCo pursuant to an Agreement and Plan of Share Exchange to be entered into between NYSEG and HoldCo. As a result of the Share Exchange and subject to the rights, if any, of the holders of NYSEG's Common Stock to exercise their appraisal rights, each outstanding share of common stock of NYSEG will automatically be exchanged and, without any further action, will thereafter represent one share of common stock of HoldCo. After the establishment of GenSub, the Generation Assets will be transferred to GenSub in accordance with the NYPSC's order approving the terms and conditions of the Settlement Agreement.

          Attached to this Application as Appendix A are diagrams showing NYSEG's corporate structure prior to and after the creation of the holding company structure.

          The Settlement Agreement contemplates an ultimate auction of the Generation Assets, in which GenSub, as well as third parties, can participate. The auction process is further described in Article V. 1. of the Settlement Agreement, attached hereto as Exhibit G-3.


IV.  TRANSFER OF POWER SALES AGREEMENTS AND TARIFF

          To the extent required, NYSEG hereby requests authorization under Section 203 of the FPA to transfer all of NYSEG's wholesale power sales agreements and its power sales tariff from NYSEG to GenSub effective upon the transfer of the Generation Assets to GenSub, as more fully described and with the exceptions noted below. NYSEG has many Commission-accepted power sales agreements and a power sales tariff. In addition, NYSEG has provided over 140 prospective customers with service agreements for their review and execution. NYSEG will continue to transact under new agreements as mutually beneficial opportunities arise for NYSEG and new customers.

          Most of NYSEG's power sales are supported by the coal-fired generation that will be transferred to GenSub or by NYSEG's marketing function that will also be transferred to GenSub. Upon this transfer, continued participation of those resources in the wholesale power market will most efficiently be facilitated by the substitution of GenSub in place of NYSEG with respect to the power sales agreements and tariffs, except for three agreements pursuant to which NYSEG has transactions and NYSEG's borderline sales agreements that will continue beyond the transfer of the Generation Assets. These contracts will remain with NYSEG.

          Only to the extent required, NYSEG also requests authorization to transfer by assignment that part of an agreement between GPU and NYSEG dated May 1, 1969 which provides for the operation and maintenance of the Homer City Electric Generating Station. By letter of December 30, 1993, in Docket No. ER94-298-000, NYSEG filed a certificate of concurrence with respect to GPU's filing of the agreement. As noted in NYSEG's filing letter, NYSEG does not provide any jurisdictional services under the agreement, and Pennsylvania Electric Company is the operating co-tenant. To the extent the agreement concerns the operation and maintenance of the Generating Assets, NYSEG seeks authority to transfer the agreement, but only to the extent required under FPA Section 203.

          NYSEG proposes that it make a subsequent "compliance filing" in which NYSEG will file all necessary notices of succession under Section 35.16 of the Commission's Regulations, 18 C.F.R. SS 35.16 (1997) in response to any Commission order authorizing the formation of the holding company. This "compliance filing" would consist, among other things, of the following:

          a)   A restated power sales tariff (FERC Electric Rate
               Schedule No. 1) substituting GenSub for NYSEG and a notice of succession;

          b) Restated service agreements substituting GenSub for NYSEG and a notice of succession for all power sales tariff service agreements transferred to GenSub; and

          c) Restated agreements substituting GenSub for NYSEG and a notice of succession for all umbrella power sales agreements that are not pursuant to the power sales tariff and that are to be transferred to GenSub.

          The specific agreements to be transferred to GenSub are identified in Appendix B hereto, which lists all service agreements under NYSEG's power sales tariff (FERC Electric Rate Schedule No. 1) and Appendix C hereto, which lists the umbrella power sales agreements.{7} The lists show the purchasers in alphabetical order, the Docket Numbers for the filings with the Commission, and the rate schedules designated by the Commission.

          Additionally, NYSEG requests authorization to transfer certain power sales tariff service agreements and umbrella agreements ("New Agreements") that it enters into up to and until the time NYSEG transfers the Generating Assets to GenSub (the "Transfer Date"). The Commission's authorization is critical. Consummation of the proposed Reorganization may not occur until approval of this Commission, the Nuclear Regulatory Commission ("NRC") and the Securities and Exchange Commission ("SEC") is obtained. Consequently, several months could go by during which new customers want to buy power from NYSEG. NYSEG will enter into these New Agreements and file them with the Commission. For each new power sales tariff service agreement/umbrella agreement entered into from the date of this Application through the

____________
{7} Appendix C also includes one transaction-specific rate schedule described below. Appendices B and C do not list the agreements noted above that will remain with NYSEG.

Transfer Date, NYSEG will indicate in its filing letter with the Commission that the agreement is the subject of this pending FPA
Section 203 Application. By allowing NYSEG to transfer these New Agreements to GenSub on the Transfer Date, NYSEG's resources will remain seamlessly in the market place, and NYSEG and the Commission can administer the transfer in the compliance filing. This procedure would avoid cumbersome and time consuming amendments under FPA Section 203. The Commission's grant of authority under FPA Section 203 could be conditional on the New Agreements being similar to the other agreements identified in this Application so the Commission need not be concerned that the New Agreements would raise new issues for purposes of the Commission's FPA Section 203 review. Moreover, the Commission will review each agreement under FPA Section 205 as it is filed, as noted, with a clear identification of whether the agreement is the subject of this pending Section 203 request.

          With the exception of Rate Schedule FERC No. 111 (an agreement to sell up to 30 MW to Town of Massena), all of the agreements being transferred to GenSub are enabling or umbrella agreements or service agreements under NYSEG's power sales tariff that do not require either party to enter into transactions. The parties enter into transactions only when it is mutually beneficial to do so for economic reasons. All of NYSEG's power sales under the agreements and tariff to be assumed by GenSub were or will be negotiated at arm s length. All of the agreements contain Mobil-Sierra clauses pursuant to which neither NYSEG nor the customer unilaterally may seek a change in the negotiated rates applicable to any transactions. None of the negotiated rates is based on cost-based formulae in which the cost inputs would be affected by the restructuring. Moreover, NYSEG has not been a traditional wholesale requirements supplier to any customers.{8} Accordingly, neither NYSEG nor GenSub will seek to change the rates applicable to any existing transactions under these power sales agreements and the tariff.

          If GenSub later were to assign any power sales agreements to a party buying one or more of the Generation Assets, then a separate filing with the Commission would be necessary; this Application does not request authority to effect such a transfer or succession. After the auction, GenSub may continue to own one or more of the Generation Assets. GenSub may also purchase other generators and will enter into power purchase agreements as part of its power marketing and trading function. Consequently, GenSub may not assign all power sales agreements{9} after GenSub concludes the auction of the Generation Assets.
____________
{8} The New York Power Authority has been the exclusive power supplier for most of New York's municipal and cooperative customers, including all of those interconnected to NYSEG.
{9} At this time, however, only one transaction that extends beyond the time that the auction should be completed will be the subject of a notice of succession from NYSEG to GenSub, and that transaction is for no more than 30 MW. This transaction will represent a small portion of GenSub's trading activity.

          NYSEG's power sales tariff, which GenSub will assume, provides that it is not available for the sale of power to affiliates. If GenSub were to sell power to NYSEG, prior to any such transaction, GenSub would be required to make a separate filing under Section 205 of the FPA (and would also have to make a filing with the NYPSC). Any such sale would be for the maximum period extending to August 1, 1999, the date established for the closing of the sale of plant pursuant to the above-described auction of plant held by GenSub.

          The power sales tariff also currently requires NYSEG's merchants (and will require GenSub upon its assumption of the tariff) to obtain any NYSEG transmission services in the same manner as any non-affiliated customers (e.g., on OASIS) consistent with NYSEG's transmission protocols applicable to nonaffiliated customers under Order Nos. 888 and 889. NYSEG's standards of conduct and Order No. 889 also address transmission access and information issues and will govern the GenSub-NYSEG relationship. NYSEG's affiliate XENERGY also has a market-based power sales tariff (FERC Electric Rate Schedule No. 1) accepted in Docket No. ER97-2517-000. In that Docket, NYSEG committed to a code of conduct that, by its terms, applies to NYSEG's relationship with other affiliates as well as XENERGY. If NYSEG were to propose any changes to these existing requirements (which it does not currently propose), it would require a separate filing with the Commission.

          Based on the above discussion, the assignment of NYSEG's power sales agreements and tariff to GenSub will not result in any changes in rates applicable to any Commission-jurisdictional transactions and shall not result in the cancellation of any Commission-jurisdictional service.

V.  PUBLIC INTEREST STANDARDS

          The Commission routinely has found that reorganizations involving the creation of holding companies are consistent with the public interest.{10} NYSEG submits that its proposed Reorganization is consistent with the public interest. The Reorganization, which satisfies the electric industry restructuring goals established by the NYPSC, alleviates concerns about potential vertical market power in generation and facilitates the auction required by the Settlement Agreement. Structural separation of generation and the auction is expected to promote greater competition in generation. The proposed Reorganization furthermore strengthens the organization by establishing a more appropriate corporate structure for the
____________
{10} See, e.g., Pennsylvania Power & Light Company, 69 FERC P.62,267 (Issued December 30, 1994); Commonwealth Edison Company, 63 FERC P.62,049 (Issued July 15, 1994); Illinois Power Company, 67 FERC P.61,136 (Issued May 3, 1994); Central Vermont Public Service Corporation, 39 FERC P.61,295 (1987); Kentucky Utilities Company and Old Dominion Power Company, 47 FERC P.61,271 (1989).

pursuit of unregulated non-utility business activities.
Increased flexibility as a result of the Reorganization is expected to enhance the long-term financial strength of NYSEG.

          As the Commission is well aware, deregulation and competition are reshaping the utility marketplace and changing the nature of the electric utility business. After extensive investigation and analysis, NYSEG has determined that the holding company structure, including the disaggregation of the Generation Assets, offers the best means of positioning itself for future changes and opportunities and will enable it to take advantage of emerging business opportunities to the benefit of both shareholders and customers.

          The holding company structure is a vehicle for the company to begin operating in a competitive environment while minimizing concerns about vertical market power. NYSEG's coal-fired generation that is competing in the market, which amounts to 90% of NYSEG's aggregate generation plant, will be in a different company than its transmission, distribution, and control center. The holding company structure also facilitates the unbundling of rates for purposes of NYSEG's aggressive retail access program. Under the restructuring plan, retail access charges will include a competitive transition charge. Disaggregation of the Generation Assets will facilitate a competitive generation market and the proposed auction sale and is also an integral part of the process of stranded cost mitigation. Upon the transfer to GenSub, a regulatory asset of NYSEG will be created for the difference between the book value of the coal-fired plants and the fair value determined in accordance with NYSEG's mortgage bond indenture for purposes of obtaining the release of the property from the lien of the mortgage. Upon a subsequent sale of the coal-fired plants pursuant to the auction process, such regulatory asset will be adjusted to reflect the after-tax auction proceeds. After the auction, there will be no further readjustment of the regulatory asset.

          Furthermore, through its non-regulated subsidiaries,
HoldCo will be in a position to quickly take advantage of increasing opportunities in non-utility activities.

          The holding company structure is a well-established form of organization for those companies conducting multiple lines of business. It is a common form of organization for unregulated companies and for regulated companies, such as telephone utilities and water utilities, which are not subject to the Public Utility Holding Company Act of 1935, as amended ("PUHCA"). In addition, the holding company structure is utilized by many electric utilities that are involved in unregulated activities. NYSEG wishes to be in a position to take advantage of business opportunities that may present themselves, and desires to do so by utilizing the most efficient and effective corporate structure.

          The benefits of a holding company structure are well established. A holding company structure enables the holding company to participate in unregulated businesses in a timely manner, and fully separates the operations of regulated and unregulated businesses. As a result, it provides protection to ratepayers and a better structure for regulators to assure that there is no cross-subsidization of costs or transfer of business risk from unregulated to regulated lines of business. A holding company structure also makes it easier for investors to analyze and value individual lines of business. Moreover, the use of a holding company structure provides legal protection against the imposition of liability on regulated utilities for the results of unregulated business activities. In short, the holding company structure is a highly desirable form of conducting regulated and unregulated businesses within the same corporate group.

          Furthermore, the proposed Reorganization is in the public interest as evaluated against the three factors set forth in the Commission's recently issued Merger Policy Statement: (1) effect on competition, (2) effect on rates, and (3) effect on regulation.{11} As more fully demonstrated below, the proposed
Reorganization: (1) does not raise competitive issues; (2) does not adversely affect wholesale power sales or transmission rates; and (3) does not adversely impact on the ability of the Commission or state regulators to regulate the jurisdictional entities.


          A.   THE PROPOSED RESTRUCTURING WILL NOT HAVE
               AN ADVERSE EFFECT ON COMPETITION.

          The proposed Reorganization will not have an adverse effect on competition in wholesale electric markets. In fact, the proposed Reorganization is being effected substantially as a response to the NYPSC's Competitive Opportunities proceeding designed to increase competitive choices for New York ratepayers. The NYPSC has strongly urged the formation of a separate generation company and ultimately the divestiture of generation. The proposed structural separation of designated generation assets will further reduce any potential vertical market power concerns, facilitate an open auction of such assets, and thus

____________
{11} Order No. 592, Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act; Policy Statement, Docket No. RM96-6-000, 61 Fed. Reg. 68,595, 68,605 (issued December 18,
1996) ("Merger Policy Statement"). The Merger Policy Statement addresses public utility mergers subject to the Commission's jurisdiction under Section 203(a) of the FPA. While the instant Application does not involve a "merger" between electric public utilities, but rather the reorganization of an electric public utility, NYSEG has addressed each of the criteria set forth in the Merger Policy Statement to demonstrate that the Reorganization is in the public interest.

enhance competition. It is an integral part of the movement to retail competition. With a separate company owning NYSEG's coal-fired generation, with separate books and records, even before auction, vertical separation of the generation business will be enhanced.

          Creation of a holding company will also not create any horizontal market power issues. NYSEG has submitted two market power analyses to the Commission recently - one applicable to the current market structure (filed in Docket No. ER97-2518-000 on April 11, 1997); and one applicable to the market structure proposed in the New York Independent System Operator ("NYISO") filing (filed in Docket No. ER97-1523-000 on August 15, 1997). In NYSEG, 79 FERC P.61,303 (June 9, 1997), the Commission found that NYSEG could not exercise market power in generation or transmission and authorized NYSEG and XENERGY to make wholesale power sales at market-based rates.

          The division of NYSEG's generation into NYSEG and GenSub will not increase NYSEG's (or HoldCo's) share of generation in the market. No change in concentration in total generation ownership can occur as a result of the formation of GenSub. Moreover, GenSub is being formed as part of a restructuring that requires the auction of all of GenSub's Generation Assets, which if anything would result in a decrease in NYSEG (or HoldCo) affiliates' generation ownership. It is clear that the formation of the holding company and GenSub will cause no change in NYSEG affiliates' aggregate generation ownership.

          The transfer of the Generation Assets to GenSub would occur after release of such assets from the lien of NYSEG's mortgage indenture. Upon such transfer, NYSEG will require substantial capacity and energy in order to satisfy its native load and installed reserve requirements. As a transitional tool prior to the events described below or completion of the auction, GenSub may supply NYSEG with necessary capacity and energy pursuant to a contract that would be filed with the Commission under FPA Section 205 and that would also be subject to NYPSC review under New York Public Service Law Section 110(4).{12} While a combination of GenSub and NYSEG generation satisfy NYSEG's load and installed reserve requirements, the holding company and its affiliates will have the same amount of total and uncommitted capacity that NYSEG has today (prior to formation of the holding company). Accordingly, the Commission can authorize NYSEG to transfer its power sales tariff, including market-based rate authorization, to GenSub without an additional market power

____________
{12} As noted below, the GenSub supply arrangment would only be necessary to the extent and for the period that the energy and/or capacity markets are not sufficiently liquid to economically satisfy NYSEG's "new demand".

analysis. Any necessary GenSub-NYSEG contract would result in unchanged total and uncommitted capacity shares for the holding company, making it reasonable to rely on the market power analysis that was submitted in Docket No. ER97-2518-000. On a holding company basis, nothing will have changed with respect to market shares of total capacity or uncommitted capacity.

          The NYPSC has expressed its preference that as much generation as possible compete to serve load within New York State as soon as possible. The proposed Reorganization represents a fundamental pro-competitive shift in business structure that will serve the goals of the NYPSC. NYSEG has agreed to separate its coal-fired generation in a separate corporation and to subject this generation to the market as soon as reasonably practicable. It has also agreed to satisfy its load requirements (above the hydro, nuclear and NUG capacity) from the market in the same time frame. When the NYISO market structure is implemented, there will be a liquid wholesale energy market into which GenSub will sell and from which NYSEG will buy with no need for supply between the two for energy. As soon as the installed capacity market is sufficiently liquid to satisfy NYSEG's requirements without relying on GenSub (at or before completion of the auction), a GenSub supply agreement for capacity will no longer be required.{13} Exactly when this point occurs will depend on several exogenous factors, including (a) when other utilities structurally separate ("decommit") generation from load for purposes of installed capacity requirements; (b) when restructured NUG contracts result in more uncommitted generation; and (c) implementation of retail access by utilities in New York.

          When NYSEG has sufficient options, it will satisfy its energy and installed capacity requirements from the market, and GenSub will sell its energy and installed capacity into the market. At that point, the market will be the new market structure described in the August 15, 1997 NYISO filing. NYSEG does not propose to address the new market structure here. The proposed market structure and market rate authorization in the New York ISO environment are the subject of NYSEG and other NYISO proponents' August 15th filing in which NYSEG analyzed the new market structures, including a NYSEG holding company. While the analyses demonstrate that the proposed market structure will be workably competitive, the Commission, however, need not decide the merits of the market power analysis in the NYISO Docket to rule on the instant Application. The NYISO market analysis would be relevant to whether NYSEG/GenSub authorization to use market rates should apply in the NYISO market, but not whether to authorize a corporate restructuring.
____________
{13} Due to one local load pocket, one unit at NYSEG's Milliken Generating Station is required to run at a minimum output for NYSEG to operate reliably during a limited number of hours each year. Consequently, a limited contract will be required after the auction is completed. This contract is described more fully in NYSEG's August 15, 1997 NYISO filing.

          Based on the foregoing, NYSEG does not believe that additional market power analysis is necessary in this Docket. This case does not involve a merger of two separate companies with separate generation resources. In contrast, this Application involves the disaggregation of generation, leading up to the auction of the company's coal-fired generating assets. Moreover, formation of the holding company structure proposed herein offers greater separation between NYSEG's wholesale power marketing and generation functions from its transmission and distribution functions. Accordingly, the Application does not raise any vertical market power concerns. Under the circumstances, a Merger Policy Statement Appendix A competitive analysis is not needed.

          After the Reorganization, NYSEG will continue to conduct its business under the non-discriminatory rates and terms of service that it currently is using. The proposed Reorganization does not enhance the ability of NYSEG to exercise market power in any geographic or product market. See Enova Corporation and Pacific Enterprises, 79 FERC P.61,107 (1997). Furthermore, as stated previously, it is anticipated that a holding company structure will allow NYSEG and its affiliates to more effectively compete in today's energy market place.

          B.   THE PROPOSED RESTRUCTURING WILL NOT ADVERSELY
               AFFECT RATE LEVELS.

          In cases involving corporate reorganizations, the Commission has analyzed whether the utility and non-utility businesses are adequately separated in order to protect the utility's ratepayers from detriments that may result from the non-regulated activities of the parent.{14} In the instant case, the structural separation of regulated and unregulated activities provides the necessary protection for NYSEG's ratepayers. The agreement of the NYPSC Staff to the proposed restructuring should suffice to alleviate any concern the Commission might otherwise have in this regard. Furthermore, the Settlement Agreement contains numerous safeguards to prevent NYSEG's customers from being harmed by the non-regulated activities of HoldCo and its subsidiaries. Such safeguards are discussed in Article VII of the Settlement Agreement, attached hereto as Exhibit G-3. In addition, GenSub will file a Code of Conduct which fully complies with the Commission's regulations governing affiliate transactions and the sharing of information as part of any FPA
Section 205 filing to be made by GenSub.

          As discussed in Article IV above, the proposed
Reorganization will not have any effect on existing power sales rates. NYSEG already has market-based rate authority and is free to negotiate prices dictated by the market. Any cost impacts on

____________
{14}  See e.g., Central Vermont, 39 FERC at p. 61,960; Kentucky
Utilities, 47 FERC at p. 61,948.

NYSEG resulting from the proposed Reorganization will not have any effect on the market-based rates of NYSEG insofar as these rates are market-driven rather than cost-derived. NYSEG's authority to sell power at market-based rates is based on a finding that it lacks market power in generation and transmission and can erect no other barriers to entry. As discussed in Section A of Article V above, the proposed Reorganization will not provide the company with any opportunity or ability to exercise market power. Accordingly, the proposed Reorganization will not affect prospective or future power sales rates.

          NYSEG is not requesting any rate increase as a part of this Application. All of the power sales contracts being transferred are at fixed rates, the terms and provisions of which may not be changed. In addition, these rates are not based upon cost-based rate formulae in which cost inputs would be affected by the restructuring. Therefore, it is also not possible for NYSEG to increase rates with respect to these contracts as a result of the proposed Reorganization.

          NYSEG, furthermore, agrees that it will not recover any transaction costs associated with the proposed Reorganization through its transmission rates. NYSEG's transmission rates will not be influenced by the proposed Reorganization, except for non-compulsory ancillary services that are generation-based. It would be reasonable to expect a change in the cost factors applied to these services, absent the New York ISO tariff (filed in FERC Docket No. ER97-1523-000), which should be effective around the time that the transfer to GenSub occurs. If the ISO tariff is in effect, then ancillary services will be provided consistent with the ISO tariff. If it is not in effect, NYSEG's ancillary service charges would not be adversely affected because they are generation-based services and subject to market discipline. Notwithstanding this fact, NYSEG commits to evaluate its generation-based ancillary service charges and to file a rate change under FPA Section 205 if it determines that its costs of these services decrease as a result of the transfer.

          The Commission has held that, in merger proceedings, the Commission's role is to "remedy only specific harms resulting from a proposed transaction and, therefore, the affected utility must establish a nexus between the proposed transaction and the alleged harm." Duke Power Company and PanEnergy Corp., 79 FERC
P. 61,236 at p. 62,041 (1997). Therefore, to be entitled to relief regarding rates in a merger context, a party should demonstrate that the merger could have some adverse effects on rates. Id. and see Enron Corp. and Portland General Corporation, 78 FERC P. 61,197 at p. 61,739 (1997). Given the nature of the contracts involved in the present case, and the commitments made by NYSEG herein, it is highly unlikely that a party could demonstrate that this restructuring would have an adverse effect upon wholesale rates.

          C.   THE PROPOSED RESTRUCTURING WILL NOT IMPAIR THE
               EFFECTIVENESS OF STATE OR FEDERAL REGULATION.

          The regulatory concerns noted in the Merger Policy Statement are not concerns raised by the proposed Reorganization insofar the effectiveness of government regulation of NYSEG and XENERGY will not be impaired and no "regulatory gap" will be created. Following the Reorganization, NYSEG will continue to be subject to the jurisdiction of both this Commission and the NYPSC while the Commission will continue to exercise regulatory authority over XENERGY. The Commission's prior orders granting the market-based rate authority of NYSEG and XENERGY will remain in effect. In their market-based rate filings, NYSEG and XENERGY have agreed to a code of conduct which the Commission in its June 9, 1997 Order has indicated satisfies the Commission's requirements with respect to affiliate transactions. Such Code of Conduct will remain in effect.

          Furthermore, because approval of the NYPSC is required in order for NYSEG to effect the proposed Reorganization, the NYPSC, therefore, can exercise its authority to adequately protect its state regulatory interests.

          In addition, the concerns of the Commission relating to the impairment of regulation under the Ohio Power decision are not applicable to the instant situation since HoldCo will not be a registered holding company under PUHCA{15}. HoldCo will qualify for an exemption from registration under PUHCA as a "predominately intrastate" public utility holding company, under
Section 3(a)(1) of PUHCA. Since HoldCo will not be a registered holding company under PUHCA, there will be no shift of regulatory authority from the Commission to the SEC. The Commission will continue to have jurisdiction over HoldCo's FPA-jurisdictional subsidiaries to the same extent as it does today. See Long Island Lighting Company, 80 FERC P. 61,035 (1997); Enron Corporation and Portland General Corporation, 78 FERC P. 61,179
(1997) (impairment of regulation relating to the SEC's jurisdiction over registered holding companies is not an issue where the utility qualifies as an exempt intrastate holding company exempt from SEC jurisdiction under PUHCA).


____________
{15}  Ohio Power v. FERC, 954 F.2d 779, 782-86 (D.C. Cir. 1992),
cert. denied, 498 U.S. 73 (1992)

          Lastly, GenSub, insofar as it will engage in FERC jurisdictional activity, will make all appropriate filings with the Commission and become subject to the jurisdiction of this Commission. The Commission will at that time have the opportunity to address any issues arising out of such activity.

          For the foregoing reasons, NYSEG's proposed
Reorganization is compatible with the public interest and should be authorized by the Commission.

VI. SUPPORTING INFORMATION

          In support of this Application, and pursuant to 18
C.F.R. P. 33.2, NYSEG states the following:

     a. The exact name and the address of the Applicant's principal business office and each company whose activities are involved:

               New York State Electric & Gas Corporation
               4500 Vestal Parkway East
               P.O. Box 3607
               Binghamton, New York  13902-3607

               HoldCo, Inc.
               4500 Vestal Parkway East
               P.O. Box 3607
               Binghamton, New York  13902-3607

     b. Names and addresses of persons authorized to receive notices and communications concerning this Application:

               Daniel W. Farley
               Vice President and Secretary
               New York State Electric & Gas Corporation
               4500 Vestal Parkway East
               P.O. Box 3607
               Binghamton, New York  13902-3607
               (607) 762-5901

               Stuart A. Caplan, Esq.
               Taras G. Borkowsky, Esq.
               Huber Lawrence & Abell
               605 Third Avenue, 27th Fl.
               New York, New York  10158
               (212) 682-6200

               Sam Behrends, IV, Esq.
               Bruce W. Neely, Esq.
               LeBoeuf, Lamb, Greene & MacRae, L.L.P.
               1875 Connecticut Avenue, N. W.
               Washington, DC 20009
               (202) 986-8000

     c.   Designation of the territories served, by counties and
States:

          NYSEG is engaged principally in the business of generating, purchasing, transmitting and distributing electricity, and purchasing, transporting and distributing natural gas. NYSEG's service territory, 99% of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the State of New York. NYSEG's service territory has an area of approximately 19,600 square miles and a population of 2,400,000. The largest cities in which NYSEG serves both electricity and natural gas are Binghamton, Elmira, Auburn, Geneva, Ithaca and Lockport. The following counties in New York are all of the counties in which NYSEG provides retail electric services: Alleghany, Broome, Cattaraugus, Cayuga, Chautauqua, Chemung, Chenango, Clinton, Columbia, Cortland, Delaware, Dutchess, Erie, Essex, Franklin, Greene, Hamilton, Herkimer, Livingston, Madison, Niagara, Oneida, Onondaga, Ontario, Orange, Otsego, Putnam, Rensselaer, Saratoga, Schoharie, Schuyler, Seneca, Steuben, Sullivan, Tioga, Tompkins, Ulster, Washington, Wayne, Westchester, Wyoming, and Yates.

     d. General statement briefly describing the facilities owned or operated for transmission of electric energy in interstate commerce or for the sale of electric energy at wholesale in interstate commerce:

          As of December 31, 1996, NYSEG's electric transmission system consisted of approximately 4,840 circuit miles of line. The electric distribution system consisted of 33,724 pole miles of overhead lines and 2,025 miles of underground lines. NYSEG also owns 433 substations having an aggregate transformer capacity of 13,367,720 kilovolt-amperes. With the exception of transmission facilities owned by NYSEG in Pennsylvania in connection with its Homer City generation station, all of NYSEG's electric transmission facilities are located in the State of New York.

     e. Whether the application is for disposition of facilities by sale, lease, or otherwise, and a description of the consideration, if any, and the method of arriving at the amount thereof:

          The "disposition of facilities" deemed to occur solely from the creation of a holding company over NYSEG through the mechanism of the Share Exchange does not involve any consideration or sales price.

          The transfer of the Generation Assets to GenSub will be in accordance with the terms and conditions set forth in Article V 1. g. of the Settlement Agreement, attached hereto as Exhibit
G-3.   The "fair value" of the coal-fired plants will be
determined in accordance with NYSEG's mortgage bond indenture for purposes of obtaining the release of such property from the lien of such indenture. Upon transfer to GenSub, a regulatory asset of NYSEG will be created for the difference between the book value of the coal-fired plants and the fair value determined in accordance with the mortgage bond indenture. Such regulatory asset will then be adjusted subsequently upon a sale or transfer based on the cash proceeds resulting from the auction process, net of tax, auction and transaction costs. After the auction, there will be no further adjustment of the regulatory asset.

          Attached hereto as part of Exhibits C, E and F are proforma historical balance sheet, income statements and retained earnings statements for HoldCo, NYSEG and GenSub. Since the mortgage bond indenture valuation process has not yet taken place, the proforma financial statements have been prepared on the assumption that the coal-fired plants were transferred at book value.

     f. Statement of the facilities to be disposed of, giving a description of their present use and proposed use after disposition. State whether the proposed disposition includes all the operating facilities of the parties to the transactions:

          The creation of a holding company over NYSEG is deemed to be a "disposition" for purposes of the FPA of all of NYSEG's facilities, including all operating facilities. However, after the holding company structure is implemented, title, possession and use of all utility property, will be held by NYSEG or GenSub, both of which will be wholly owned subsidiaries of HoldCo. Furthermore, ultimate control of NYSEG and GenSub will remain in the hands of the NYSEG common shareholders who are such shareholders immediately prior to consummation of the Share Exchange (other than shareholders who properly exercise their appraisal rights, if any) since after the Share Exchange, those NYSEG common shareholders will own all of HoldCo's outstanding common stock and HoldCo will in turn own all of the outstanding common stock of NYSEG and GenSub.

          The Generation Assets transferred by NYSEG consist of the following coal fired power plants:

          a) Kintigh Generating Station, located in Somerset, New
          York  (675 MW)

          b) NYSEG's 50% interest in Homer City Generating
          Station, Units 1, 2 and 3, located in Homer City,
          Pennsylvania (945 MW)

          c) Goudey Generating Station, Units 7 and 8, located in
          Johnson City, New York  (120 MW)

          d) Greenidge Generating Station, Units 3 and 4, located in Torrey, New York (163 MW)

          e) Milliken Generating Station, Units 1 and 2, located in Lansing, New York (296 MW)

          f) Hickling Generating Station, Units 1 and 2, located in Corning, New York (76 MW)

          g) Jennison Generating Station, Units 1 and 2, located in Bainbridge, New York (60 MW)

Also included in the transfer are certain assets and liabilities associated with these plants. Of the Generation Assets to be transferred, the only FERC jurisdictional assets are the power purchase agreements and arrangements described in Appendices B and C hereof. No Commission-jurisdictional transmission facilities are proposed to be transferred to GenSub.

     g.   Statement (in the form prescribed by the Commission's
Uniform System of Accounts for Public Utilities as Licensees) of the cost of the facilities involved in the disposition:

          After the proposed Reorganization, all of the physical facilities currently owned by NYSEG will continue to be owned by NYSEG and GenSub, and NYSEG and GenSub will be wholly owned subsidiaries of HoldCo. Therefore, NYSEG incorporates herein by reference the statements contained in its FERC Form No. 1 for the year ended December 31, 1996, relating to the cost of NYSEG's net utility plant.

     h. Statement as to the effect of the proposed transaction upon any contract for the purchase, sale, or interchange of electric energy:

          The impact of the Reorganization on existing NYSEG contracts for the purchase, sale, or interchange of electric energy is described in Article IV of this Application.

     i. Statement as to whether any application with respect to the transaction or any part thereof is required to be filed with any other federal or state regulatory body:

          The proposed Reorganization requires the approval of the NYPSC, the SEC pursuant to PUHCA and the NRC. Copies of NYSEG's December 19, 1996 Petition to the NYPSC, the Statement of Principles and the Settlement Agreement are attached hereto as Exhibits G-1, G-2 and G-3, respectively.

          NYSEG intends to shortly file applications with the NRC and the SEC for approval to effect the proposed Reorganization.
Copies of such applications will be submitted to FERC upon availability. No similar application is required to be filed with any other State or federal regulatory body.

     j. The facts relied upon to show that the proposed disposition will be consistent with the public interest:

          Reference is hereby made to the prior discussion in
Article V of this Application.

     k. Brief statement of franchises held, showing date of expiration, if not perpetual:

          NYSEG has, with minor exceptions, valid franchises from the municipalities in which it provides electric public utility service. Descriptions of the franchise territories are attached hereto as Appendix D. The proposed Reorganization does not involve a transfer of any franchises and there will be no change in franchised territories as a result of the proposed Reorganization.

     l.   Form of notice suitable for publication in the Federal
Register, briefly summarizing the application in such a way as to acquaint the public with its scope and purpose:

          A form of Notice suitable for publication in the Federal Register, pursuant to 18 C.F.R. SS 35.8, is attached hereto as Appendix E. In addition, enclosed with this Application is a 3 1/2" diskette containing the notice of filing in Wordperfect 5.1 for DOS.

     m.   Required exhibits:

          The following exhibits required by Section 33.3 of the Commission's regulations are filed herewith, except as noted below:

Exhibit A --   Resolutions of the Board of Directors.

Exhibit B --   A statement of the measure of control or ownership
               exercised by or over each party to the transaction as to any public utility, or bank, trust company, banking association, or firm that is authorized by law to underwrite or participate in the marketing of securities of a public utility, or any company supplying electric equipment to such party, and the extent of any intercorporate relationships.

Exhibit C --   Balance sheets and supporting plant schedules for
               the 12-month period ended December 31, 1996 on an actual basis in the form prescribed for Statements
               A and B of the FERC Annual Report Form No. 1. and pro forma balance sheets.

Exhibit D --   A statement of all known contingent liabilities
               except minor items such as damage claims and similar items involving relatively small amounts, as of the date of this application.

Exhibit E --   Income statements for the 12-month period ended
               December 31, 1996 on an actual basis in the form prescribed for Statement C of the FERC Annual
               Report Form No. 1 and pro forma income statements.

Exhibit F --   An analysis of retained earnings for the period
               covered by the income statements referred to in Exhibit E and pro forma retained earnings statements.

Exhibit G --   Copy of the Petition filed with the NYPSC on
               December 19, 1996, the Statement of Principles and the Settlement Agreement.

Exhibit H --   Draft of the Agreement and Plan of Exchange
               between NYSEG and HoldCo.

Exhibit I --   A map showing NYSEG's properties and
               interconnections and the principal cities of the area served.


          WHEREFORE, New York State Electric & Gas Corporation respectfully requests that the Commission approve this Application and authorize the proposed corporate
Reorganization under the terms and conditions set forth herein.

                                     Respectfully submitted,


                                     NEW YORK STATE ELECTRIC &
                                          GAS CORPORATION


                                     By:  Sherwood J. Rafferty
                                          Sherwood J. Rafferty
                                          Senior Vice President
                                          and Chief Financial
                                          Officer



Sam Behrends, IV, Esq.             Stuart A. Caplan, Esq.
Bruce W. Neely, Esq.               Taras G. Borkowsky, Esq.
LeBoeuf, Lamb, Greene              Huber Lawrence & Abell
   & MacRae, L.L.P.                605 Third Avenue
1875 Connecticut Avenue, N.W.      New York, New York  10158
Washington, D.C.  20009            Telephone:  (212) 682-6200
Telephone:  (202) 986-8000         Counsel for New York State
                                   Electric & Gas Corporation


August 29, 1997